

January 23, 2012

Via E-Mail
Jinghe Zhang, Chief Executive Officer
Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)
16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,
Nankai District, Tianjin, PRC

> **Re: Amendment No. 1 to Form 10-K for the Fiscal Year Ended**
> **December 31, 2010**
> **Filed November 15, 2011**
> **Forms 10-Q for Fiscal Quarters Ended**
> **June 30, 2011 and September 30, 2011**
> **Filed August 15, 2011 and November 14, 2011**
> **Response dated January 17, 2012**
> **File No. 333-108715**

Dear Mr. Zhang:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2010

General

1. We have reviewed your responses to our prior comments 1 through 4. As discussed in your response, please file an amended Form 10-K for the fiscal year ended December 31, 2010 and amended Forms 10-Q for the fiscal quarters ended June 30, 2011 and September 30, 2011.

You may contact Angela Halac at (202) 551-3398 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at (202) 551-3297 or Pamela Howell, Special Counsel, at (202) 551-3357 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant